Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Six Months Ended
June 30, 2008
Net Earnings	$2,260
Add (deduct):
Taxes on earnings	537
Capitalized interest cost, net of amortization	(7)
Minority interest	4

Earnings from Operations as adjusted	2,794

Fixed Charges:
Interest on long-term and short-term debt	280
Capitalized interest cost	16
Rental expense representative of an interest factor	39

Total Fixed Charges	335

Total adjusted earnings available for payment of fixed charges	$3,129

Ratio of earnings to fixed charges	9.3

NOTE:  For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.